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Dear nick name:

I thought you might appreciate a copy of our most recent *Investment Outlook* as well as our Asset Allocation wheel. If you'd like, we can mail (or email) the *Investment Outlook* to you each month.

And at our website, you can learn more about our highly rated Sit Minnesota Tax-Free Income Fund (SMTFX), Sit Dividend Growth Fund (SDVGX and SDVSX) and our other Funds.

Sincerely,

Steve Benjamin
Manager
612-359-2554
888-748-3863
spb@sitinvest.com
www.sitfunds.com

Enclosures

■ Sit Investment Associates, Inc. ■

Investment Outlook & Strategy

April10, 2007

EXECUTIVE SUMMARY

Domestic equity markets turned in solid performances last month, retracing most of the losses from late February and early March. The final estimate of U.S. fourth quarter real GDP growth was +2.5 percent, up slightly from the previous estimate of +2.2 percent. We continue to expect a successful transition to more moderate growth that will produce an average real GDP growth rate for 2007 of +2.7 percent. Fixed income portfolios are positioned with durations modestly longer than their benchmarks and are focused on securities that will outperform in a steepening yield curve environment. In this month's equity section, we review the subprime mortgage sector and its possible impact on the economy and the financial industry. We expect the difficulties to be manageable, although they are likely to contribute to the slowing economy and resultant deceleration of overall corporate earnings. We are maintaining overweighted positions in the traditional growth sectors of technology and healthcare in equity portfolios as their earnings growth rates should prove to be absolutely and relatively favorable in the environment ahead.

CURRENT CONDITIONS: MODERATING GROWTH FORECAST REMAINS ON TRACK

Domestic equity markets turned in solid performance in March. Most indices retraced their losses from late February and early March, finishing at or near their highs for the month. Markets were buoyed, in part, by the Federal Reserve's perceived shift to a neutral policy stance in its statement that was released on March 21st. Fixed income returns were unchanged for the month with respect to taxable bonds, as reflected in the Lehman Aggregate Bond Index. Municipal bonds generally ended the month in slightly negative territory. Detailed returns are shown in the table below and in Exhibit A.

TOTAL RETURNS TO 03/31/07

	1 Mo.	3 Mos.	12 Mos.
LARGE CAP			
S&P 500 Index	1.1%	0.6%	11.8%
Dow Jones Ind'l Avg.	0.8	-0.3	13.8
Russell 1000 Index	1.0	1.2	11.8
SMALL/MEDIUM CAP			
NASDAQ OTC Comp.*	0.2	0.3	3.5
S&P MidCap Index	1.4	5.8	8.4
Russell 2000 Index	1.1	2.0	5.9
FIXED INCOME			
Lehman Aggregate Index	0.0	1.5	6.6
Lehman Muni Bond Index	-0.3	0.8	5.4

* price only

Growth stocks underperformed value stocks in March. On a year-to-date basis, large capitalization growth issues have matched the returns of their value counterparts, and small capitalization growth has meaningfully outperformed value. Mid cap growth stocks slightly underperformed their value peers in the first quarter. The following table displays details of growth and value stock performance through March 31st.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 03/31/07

	1 Mo.	3 Mos.	12 Mos.
LARGE CAP			
Russell 1000 Growth Index	0.5%	**1.2%**	7.1%
Russell 1000 Value Index	1.6	**1.2**	16.8
MID CAP			
Russell Midcap Growth	0.5	4.0	6.9
Russell Midcap Value	1.1	4.9	17.1
SMALL CAP			
Russell 2000 Growth	0.9	**2.5**	1.6
Russell 2000 Value	1.2	**1.5**	10.4

The financial characteristics of stocks which outperformed in March continued trends from February. Although the patterns are less clearly delineated, generally stocks with higher earnings growth and higher beta outperformed. These are characteristics typically associated with growth stocks and may be an early harbinger of the transition to growth stock outperformance. Stock market performance by several important financial characteristics for recent periods over the past 27 months is shown in Exhibit B.

With regard to industry sector performance, as defined by the Russell 3000 Index, the technology services sector showed notable improvement moving from 17th out of 18 sectors in

February to the 10th best performing sector in March. Consumer services improved from 18th in February to 11th this past month, while the performance of the transportation sector deteriorated from 7th to 15th, as the recent rise in energy prices impacted the group. In terms of market breadth, the number of sectors that outperformed was unchanged from last month at 10. However, the total weight of those 10 sectors increased from 33.5 percent in February to 43.7 percent in March. The energy minerals, consumer non-durables and technology services sectors all helped to increase the weight of outperforming sectors in March. Details of sector performance are shown in Exhibit C.

Turning to global equity market performance, despite positive returns in the month, the U.S. ranked 28th out of 33 countries year to date, falling from 19th place last month. Among the top-performing bourses, Malaysia, Singapore and the Philippines continue to lead the world. On a regional basis, in a powerful reversal, Latin America moved from last in February to first in March with a return that was almost double that of the other regions as shown in Exhibit D.

Regarding the U.S. economy, the final estimate of U.S. fourth quarter 2006 real GDP growth was revised up slightly to +2.5 percent from the second estimate of +2.2 percent. As shown in the adjacent table, downward adjustments to nonresidential fixed investment were more than offset by upward revisions to personal consumption expenditures, inventory change and net exports. The result of these adjustments was a $6.5 billion upward revision to fourth quarter real GDP. The latest revisions caused some minor changes to some of the components of GDP measured on a year-over-year basis. However, the growth in total real GDP, measured on a year-over-year basis, remained a healthy +3.1 percent for the fourth quarter as shown in Exhibit E.

As discussed last month, the inventory investment component of GDP is notoriously volatile, and, not surprisingly, experienced the greatest favorable revision among the major components of GDP. Nonetheless, the sector was still a major drag on fourth quarter GDP. As detailed last month, inventory investment could well rebound smartly in the next few quarters, providing a solid underpinning to real GDP growth.

DOLLARS (BIL) OF REAL GDP CHANGE

	2Q06 Final	3Q06 Final	4Q06 2nd Est.	4Q06 Final
Personal Con. Expenditures	$51.2	$56.2	$83.2	$84.7
Nonresid. Fixed Invs.	14.0	31.4	-8.2	-10.5
Residential Invs.	-18.0	-30.2	-29.5	-30.6
Inventory Change	12.5	1.7	-38.1	-33.0
Net Exports	12.4	-4.6	43.7	46.2
Government	4.1	8.2	16.1	16.7
Residual	-4.5	-7.3	-4.2	-4.0
Total	$71.7	$55.4	$63.0	$69.5
% Change in Real GDP (ann.)	2.6%	2.0%	2.2%	2.5%
% Change in Real Final Sales (ann.)	2.1%	1.9%	3.6%	3.7%
% Change in GDP Deflator (ann.)	3.3%	1.9%	1.6%	1.6%

Nonresidential fixed investment was revised downward to a -3.1 percent growth rate in the fourth quarter compared with -2.4 percent estimated previously. All of the negative revision occurred in the equipment and software component which slowed steadily throughout 2006 (see Exhibit F). On the other hand, the structures component of business investment was revised up and remained at double digit growth rates. On a year-over-year basis, although some softening has occurred, real business spending across all components grew at approximately twice the rate of the total economy in 4Q06 (see Exhibit E).

CONSUMER INCOME AND SPENDING
YEAR-OVER-YEAR PERCENT CHANGE

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2005	June	5.5%	4.3%	6.9%	4.5%
	Sept.	6.2	5.1	6.8	2.9
	Dec.	2.6	1.1	5.8	2.9
2006	Mar.	7.0	5.8	6.5	3.5
	June	6.2	5.2	6.3	2.7
	July	5.9	5.0	5.7	2.3
	Aug.	8.3	7.7	6.0	2.7
	Sept.	5.7	4.9	5.2	3.2
	Oct.	5.5	4.7	5.2	3.7
	Nov.	5.6	4.8	5.5	3.6
	Dec.	5.6	4.9	5.8	3.5
2007	Jan.	5.2	4.8	5.5	3.5
	Feb.	5.3	4.9	5.6	3.2

With respect to the key consumer spending sector, real personal consumption expenditures (PCE) increased at a +0.2 percent pace in February, driven by a +0.5 percent increase in spending on services. Spending on nondurable goods decreased -0.4 percent, while durable goods spending was roughly unchanged. Our sensitivity analysis leads us to conclude that real consumer spending for the first quarter of 2007 is likely to be more than +3.0 percent and could easily be close to +4.0 percent. Specifically, the March PCE figure would have to be worse than -0.3 percent for first quarter 2007 PCE growth to drop below +3.0 percent. If first quarter PCE falls into our forecasted range, it would represent a slowdown from the +4.2 percent growth rate in the fourth quarter of 2006, but would be, nonetheless, a very solid result. The strong employment data released on April 5th, which saw the unemployment rate dip slightly to 4.4 percent, was supportive of sustained consumer spending. Year-over-year data on consumer spending is shown in the adjacent table.

On the negative side, however, the dual headwinds created by elevated energy prices and the housing market slowdown continue to pressure consumers. The price of crude oil rose in March (see Exhibit G), but remains well below the highs of last spring and summer and is close to flat with this period last year. This fact may help to alleviate the psychological impact of the recent rise in energy prices driven by uncertainties in Iran.

Regarding housing market conditions, the decline in the median home price has clearly impacted consumers' propensity to use home equity loans as a source to fund their spending, as shown in Exhibit H. Housing sector data continue to be mixed. February new home sales hit their lowest level in almost seven years, while existing home sales experienced their largest monthly gain in more than three years, although the absolute level is still well below the highs of 2005. In both new and existing home

categories, the stock of inventory remains at high levels. We believe that the bottoming phase in the housing market correction is underway; however, we also recognize that this remains one of the largest uncertainties in U.S. economic growth forecasts. This point is underscored by the changes to the Federal Open Market Committee's statement released on March 21st. The sentence which previously read, "Recent indicators have suggested somewhat firmer economic growth, and some tentative signs of stabilization have appeared in the housing market" was changed to "Recent indicators have been mixed and the adjustment in the housing sector is ongoing."

Our projections for the U.S. economy imply a successful transition to moderate growth. While we remain confident in our forecast, agreeing with Dr. Sidney L. Jones' assignment of a 65 percent probability to the "Goldilocks Light" scenario, we also recognize that risks exist. If the headwinds faced by consumers, as discussed above, were to become more intense, they could impede economic growth more than our forecast. Another concern is the Conference Board's Index of Leading Economic Indicators. As shown in Exhibit I, since 1960 each time the Index of Leading Economic Indicators (LEI) has turned negative, it has correctly forecasted the next recession, with only one exception in the late 1960s. A counter argument to LEI concerns is the fact that the inflation-adjusted federal funds rate is currently well below levels associated with "hard landings" in the past (see Exhibit J).

Turning to inflation, the headline Consumer Price Index for All Urban Consumers (CPI) increased +0.4 percent in February, slightly ahead of the consensus expectation of +0.3 percent. Core CPI, which excludes food and energy sectors, rose +0.2 in February, in line with forecasts. These monthly increases resulted in year-over-year figures of +2.4 percent and +2.7 percent for the headline and core CPIs, respectively. Recent trends in CPI data are shown in the following table.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
December 2005	-4.0%	2.4%	3.4%	2.2%
March 2006	6.1	1.0	3.4	2.1
June 2006	6.2	6.2	4.3	2.6
July 2006	4.0	5.2	4.1	2.7
August 2006	2.8	5.2	3.8	2.8
September 2006	0.0	3.1	2.1	2.9
October 2006	-3.3	0.3	1.3	2.7
November 2006	-4.7	-1.0	2.0	2.6
December 2006	-2.2	-1.1	2.5	2.6
January 2007	1.2	-1.1	2.1	2.7
February 2007	4.0	-0.4	2.4	2.7

Over the next few months, as a result of easy comparisons from the same period a year ago, even if the monthly increases in inflation are somewhat elevated, the year-over-year CPI data are likely to decrease from February levels. For example, for March headline CPI to remain at the same +2.4 percent year-over-year rate, it would require a monthly increase of +0.6 percent, a figure not seen since this time last year. Similarly, for March core CPI to maintain the same +2.7 percent year-over-year growth, it would require a monthly increase of +0.7 percent, a rate not seen in more than fifteen years. However, in the second half of the year, the opposite effect will occur. Moderate increases in the

monthly inflation figures will boost the year-over-year measurements. Despite the intermediate volatility, we expect the average CPI figure for the year to fall in a range between +2.0 percent and +2.5 percent.

The U.S. dollar declined to 81.23 in March, as measured by the Federal Reserve's trade-weighted major currencies index, shown in Exhibit K. Although the dollar has been weak recently, it has stayed within its trading range of the past two years. We expect the dollar to remain in this range as pressure from the budget and trade deficits is, at least partially, offset by the relative attractiveness of U.S. equity and fixed income markets.

In summary, our quarterly forecasts for U.S. real GDP growth remain unchanged from last month and result in average annual growth of +2.7 percent in 2007. Our projections for CPI inflation also remain unchanged and result in an average inflation increase for the year that falls between +2.0 and +2.5 percent. Details of our economic and financial market assumptions are shown in Exhibit L.

MONETARY POLICY AND FIXED INCOME STRATEGY: ANTICIPATING A STEEPER YIELD CURVE

In March, longer-term bond yields rose while yields declined for bonds with 3-year maturities or less. This steepening in the yield curve reflected increased investor anticipation of a cut in the federal funds rate later this year in response to weaker economic data and the Federal Reserve's decision to drop its tightening bias at the meeting on March 21st. Specifically, the yield on the 30-year U.S. Treasury rose 0.18 percent during the month to 4.85 percent while the yield on the 2-year U.S. Treasury fell 0.06 percent to 4.57 percent. During the month, the Lehman Aggregate Bond Index return was exactly 0.0 percent. The shortest duration sectors, namely the mortgage and asset-backed sectors, posted positive returns, outperforming the Aggregate Index. The Treasury sector underperformed with returns that were slightly negative on an absolute basis, primarily due to its longer duration. The corporate sector underperformed the most, both due to its longer duration, as well as a modest widening in incremental yields relative to Treasuries.

During the first quarter, investors exhibited concern over events within the subprime mortgage sector which consists of securities pools of single family home loans that are made to borrowers with relatively poor credit scores. The poor credit scores often indicate that a substantial portion of household income is used by the borrowers to make payments on their debt. The first quarter saw a significant increase in default rates in these types of mortgages as well as the risk of bankruptcy from several subprime mortgage origination companies.

We have held a negative outlook on the subprime mortgage market for the past two years in conjunction with a broad-based negative outlook on the housing market overall. Accordingly, our exposure to this recent sector weakness is negligible. While we recognize that the downturn in this sector could eventually become an investment opportunity, we caution investors from being too early, as typically a credit crunch in a particular market segment creates a domino effect which often takes longer to work out than investors initially anticipate. Generally, we see problems within the subprime market as just one of several possible justifications for the Fed to reduce its hawkish stance on

interest rates, which we expect to drive a steepening in the yield curve. As such, we are maintaining most portfolio durations modestly longer than related benchmarks, with an emphasis on securities that will outperform in a steepening yield curve environment. Our forecasts for U.S. Treasury interest rates are shown in Exhibit M.

TOTAL RETURNS TO 3/31/07

	1 Mo.	YTD	6 Mos.	12 Mos.
LEHMAN INDEX				
AGGREGATE	0.0%	1.5%	2.8%	6.6%
Treasury	-0.1	1.5	2.2	5.9
Agency	0.2	1.5	2.6	6.1
Corporate	-0.6	1.5	2.9	7.1
CMBS	0.2	1.5	2.7	6.9
Asset-Backed	0.3	1.4	2.5	5.9
Mortgage Pass-Through	0.3	1.6	3.2	6.9
5-Year Treasury	0.2	1.8	2.3	5.6
MUNICIPAL	-0.3	0.8	1.9	5.4
5-Year Municipal	0.2	0.9	1.6	4.3
Revenue	-0.3	0.9	2.2	6.0
Electric	-0.4	0.7	1.8	5.4
Hospital	-0.3	0.9	2.3	6.5
Housing	0.0	1.0	2.3	6.0
IDR/PCR	0.1	1.1	3.4	7.6
Transportation	-0.4	0.9	2.1	5.9
Education	-0.5	0.8	2.0	5.7
Water/Sewer	-0.4	0.7	1.8	5.4
Resource Recovery	-0.1	0.9	2.0	5.6
Leasing	-0.2	0.8	1.9	5.5
Special Tax	-0.3	0.8	1.9	5.5
Insured	-0.4	0.8	2.0	5.6
General Obligation	-0.2	0.8	1.8	5.2

Municipal issuance volume totaled $103 billion in the first quarter of 2007, approximately +47 percent higher than in the first quarter of 2006 and also +5 percent higher than the first quarter record set in 2005. The continued heavy pace of new issuance caused longer-term municipal bond yields, which generally have been more stable, to rise in step with taxable bond yields during the month. The Bond Buyer 40-Bond Index yield rose 9 basis points during March to end the quarter unchanged at 4.61 percent. The municipal yield curve also steepened during March as shorter and intermediate maturity yields were little changed. Nonetheless, the heavy supply of municipal issuance has contributed to short and intermediate municipal yields being higher than they were at the beginning of the year, despite increased anticipation of Fed easing. Relative yield comparisons of short to intermediate duration municipals to similar duration Treasuries cheapened dramatically during the month as short to intermediate Treasury yields trended lower. For example, the ratio of 10-year maturity municipal-to-Treasury yields increased from approximately 80 percent to 85 percent, returning to the higher end of its historical range in recent years. Longer term municipal bonds are fairly valued when compared to taxable bonds on a relative yield basis.

Municipal bonds generally underperformed taxable bonds for the third month in a row, due in part to their longer duration as well as to the large volume of new issuance. Shorter duration municipals outperformed longer duration bonds for the month and the quarter, as longer duration bonds gave back some of their relative outperformance in March with the rise in yields. Among revenue bond sectors, the industrial revenue bond sector continued to outperform, benefiting from continued advance refundings of tobacco settlement revenue bond issues. The

housing sector, with its more stable price characteristics, also outperformed. The hospital sector performed in line with the Lehman Revenue Index, despite its longer duration and the supply of new issuance, as investors continued to seek yield. The education, transportation, water and sewer, and insured sectors underperformed due to their longer durations. We remain focused on securities that offer attractive incremental yield and look for opportunities that will benefit from the yield curve steepening environment that we expect in the period ahead.

FISCAL POLICY: STEADY IMPROVEMENT

Through the first five months of fiscal 2007, the U.S. budget deficit stands at $162.2 billion. This is an almost $56 billion improvement over the $217.7 billion deficit for the comparable period last year as shown in Exhibit N.

For the fiscal year-to-date through February, receipts are running well above the same period last year driven by increases in withholdings for payroll taxes, individual income taxes and corporate income taxes. Congressional Budget Office (CBO) estimates for the month of March suggest similar positive trends after adjusting for calendar effects. Additionally, after factoring in the CBO estimates for March, receipt growth for the first half of fiscal year 2007 has increased +8 percent versus the comparable period in fiscal 2006. Furthermore, growth in outlays for the first half of fiscal 2007 grew just +2 percent, after adjusting for calendar effects, versus the same period in fiscal 2006.

Estimates from CBO and the Office of Management and Budget (OMB) for the fiscal year 2007 budget deficit remain unchanged at $177 billion and $244 billion, respectively. We continue to expect the deficit to be less than $200 billion for the current fiscal year, although April's receipts and outlays will be key to these projections, and revisions in either direction are likely to occur after these results are released in May.

EQUITY INVESTMENT STRATEGY: SUBPRIME MORTGAGE CONCERNS

The recent difficulties in the subprime mortgage lending sector, and their potential spillover to the broader economy are causing investor angst from several perspectives: 1) potential downward pressure on consumer spending; 2) risks to banks and other financial institutions; and 3) fear of a full scale financial meltdown, along the lines of the Long Term Capital Management crisis in 1998 that was triggered by the Russian bond default.

While the problems within the subprime mortgage sector are wrenching for the individuals affected, and, in some cases, for communities with high exposure to these loans, the sector actually comprises a surprisingly small segment of homeowners. As shown in Exhibit O, homeowners with subprime mortgages account for less than 9 percent of the total. Moreover, homeowners with adjustable-rate subprime mortgages, where the problems have been most acute, make up just over 5 percent of the total. Significantly, more than one third of all homeowners have no mortgage and own their homes unencumbered.

There is no question that the housing market correction is impacting consumers' propensity to spend. As mentioned previously and shown in Exhibit H, the decline in home prices

has led to a decline in mortgage equity withdrawal (home equity borrowing). Given that the personal savings rate has been negative for two straight years, mortgage equity withdrawal (MEW) has been an important funding source for consumer spending. Additionally, the recent popularity of adjustable-rate mortgages (ARMs), regardless of whether they are subprime or prime mortgages, will take a larger share of consumer income as the initial teaser interest rate periods expire and adjust to higher market interest rates. As these borrowers' monthly payments increase, they are left with less money to spend on discretionary items.

From the perspective of risks to banks and other financial institutions, it is instructive to compare the current environment to the last major banking crisis, which occurred in the early 1990s and was triggered by difficulties in commercial real estate, a notoriously volatile sector. First, the financial condition of the banking industry is dramatically different today from what it was at that time. The capital that banks hold is significantly higher today than it was in the early 1990s. Bank capital, expressed as the ratio of equity to assets, was just over 6 percent in the previous crisis. Today, that figure is over 10 percent, more than 60 percent higher than previously.

It is also an important distinction that the current difficulties are confined to residential real estate. When single-family residential real estate loans are made prudently, it is actually fairly difficult to lose substantial amounts of money. While exceptions occur, the majority of the time banks don't lend more than 80 percent of the value of a home to the borrower. This statistic, known as the loan-to-value ratio (LTV), often averages less than 70 percent when calculated for a bank's entire portfolio of single-family residential mortgages. This gives the bank a roughly 30 percent cushion against losses on these loans.

In the case of a foreclosure, the difference between the value of the property and the loan amount is a cushion against the costs of foreclosure and a decline in the value of the property. While localized real estate recessions do occur, with rare exceptions, residential real estate does not experience dramatic swings in value over large geographic areas, particularly to the downside. Therefore, it is unlikely that banks would experience substantial losses within their residential real estate portfolios. This is confirmed by Exhibit P, which shows that over the past 17 years losses on single family residential loans, expressed as a percent of the total amount of these loans, has never exceeded 0.22 percent.

The bankruptcies which have occurred among subprime mortgage originators recently have very different causes than the type of exposure banks have to subprime lending. Subprime mortgage originators borrow money to make loans, unlike banks which use their customer deposits. Once they acquire a sufficiently large group of loans, referred to as a pool, they sell them to investors in the secondary market. Their profit is the difference between the price at which they sell the loan pool and their cost of borrowing. In a situation such as the current one, the funding sources for such businesses tend to disappear as investors no longer want exposure to the sector. This effectively puts these companies out of business.

The final concern is that the subprime mortgage problem develops into a full-blown financial crisis. Over the last twenty years, secondary investor markets have become highly

developed. One of the results is that specific types of securities are more widely held among investors than ever before. This reduces the risk that a single investor or industry holds a concentration of a given security that is so high that it poses a risk to the system. The opposite side of this case, of course, is that it is more difficult to know who has exposure to subprime loans and what their concentrations may be.

We believe it is unlikely that a major financial crisis ensues from current problems in the subprime mortgage sector. However, severe financial strains can sometimes become a self-fulfilling prophecy if enough investors panic, regardless of the underlying fundamentals. We do not anticipate such a scenario, but we do expect the current difficulties to continue to weigh on the economy in 2007. We will be monitoring events closely for changes that might alter this view.

Factors in the housing market, generally, and the subprime market, specifically, will continue to create pressures on economic growth. One result will be a deceleration in overall corporate earnings, as the forecasts for earnings growth of the S&P 500 Index show in Exhibit Q. This near-term environment should permit growth stocks to demonstrate favorable relative earnings growth comparisons. As such, we have overweighted client portfolios in the traditional growth sectors of technology and healthcare and have supplemented them with moderate "inflation hedge" positions in energy and related sectors. The result is portfolios with earnings growth prospects significantly more attractive than their benchmarks at similar to slightly higher valuations as shown in Exhibit R.

EXHIBIT A

■ SIT INVESTMENT ASSOCIATES ■

SECURITIES MARKETS

EQUITIES	03/31/07	02/28/07	12/31/06	03/31/06	12/31/05	One Month	Three Months	Twelve Months	Fifteen Months
Dow Jones Industrials	12354.35	12268.63	12463.15	11109.32	10717.50	+0.7%	-0.9%	+11.2%	+15.3%
S&P 500	1420.86	1406.82	1418.30	1294.83	1248.29	+1.0	+0.2	+9.7	+13.8
NASDAQ OTC Composite	2421.64	2416.15	2415.29	2339.79	2205.32	+0.2	+0.3	+3.5	+9.8
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	4.57	4.63	4.81	4.82	4.39	-6 b.p.	-24 b.p.	-25 b.p.	+18 b.p.
5-Year Notes	4.54	4.50	4.69	4.81	4.35	+4	-15	-27	+19
10-Year Notes	4.65	4.55	4.69	4.85	4.39	+10	-4	-20	+26
30-Year Bonds	4.85	4.67	4.80	4.89	4.53	+18	+5	-4	+32
AA INDUSTRIAL									
Intermediate Maturity	5.37	5.28	5.37	5.56	5.06	+9	--	-19	+31
Long Maturity	5.87	5.59	5.76	5.95	5.58	+28	+11	-8	+29
MORTGAGES									
Current Coupon GNMA (5.50%)	5.63	5.57	5.63	5.72	5.43	+6	--	-9	+20
MUNICIPALS									
Bond Buyer 40-Bond Index	4.61	4.52	4.61	4.80	4.77	+9	--	-19	-16
SHORT TERM									
Fed Funds	5.28	5.28	5.21	4.76	4.18	--	+7	+52	+110
Primary Discount Rate *	6.25	6.25	6.25	5.75	5.25	--	--	+50	+100
Prime Rate	8.25	8.25	8.25	7.75	7.25	--	--	+50	+100
13-week Treas. Bills-Disc.	4.91	5.00	4.89	4.52	3.99	-9	+2	+39	+92

* Primary Credit Discount Rate; effective 1/9/03.

E-03/07
PP-107T.DOC

Exhibit B

■ Sit Investment Associates ■

Market Performance – Total Return

	December 31, 2004 to December 31, 2005			December 31, 2005 to December 31, 2006			December 31, 2006 to March 31, 2007			February 28, 2007 to March 31, 2007		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	7.4	16.2	3.9	2.7	7.3	4.7	2.3	4.9	2.3	2.2	1.9	0.6
Quintile 2	3.2	14.1	4.3	11.4	8.6	14.4	1.5	4.5	4.2	0.1	0.3	1.4
Quintile 3	4.6	14.1	5.6	17.2	17.5	20.8	-1.7	3.5	2.9	-0.3	0.2	1.7
Quintile 4	5.7	7.3	5.0	16.6	17.1	20.9	-1.5	3.8	1.1	0.4	1.2	0.8
Quintile 5 (Lowest)	4.6	12.5	3.1	29.8	26.4	24.9	3.3	4.8	0.6	3.0	0.5	0.3
BETA SECTORS												
Quintile 1 (Highest)	-2.3	9.1	-1.1	12.8	9.1	16.3	4.0	7.8	4.5	2.9	2.2	1.7
Quintile 2	11.5	12.9	5.0	14.2	14.2	18.3	2.9	4.7	1.9	1.6	0.6	1.6
Quintile 3	6.0	13.1	7.6	19.0	20.5	21.1	-1.1	3.5	2.1	0.7	0.3	0.8
Quintile 4	2.0	10.8	3.7	15.9	17.6	16.8	-0.3	3.8	1.2	1.2	0.8	1.0
Quintile 5 (Lowest)	6.5	13.7	4.6	13.3	12.4	18.1	-0.3	2.9	0.0	0.4	0.6	0.3
P/E SECTORS												
Quintile 1 (Highest)	-1.4	7.4	3.4	2.4	7.6	8.7	0.2	1.3	1.6	0.1	-0.3	0.9
Quintile 2	0.7	11.7	-0.1	10.7	14.3	14.1	0.2	3.5	2.8	0.5	0.7	1.5
Quintile 3	5.5	12.2	5.1	16.6	17.7	19.9	0.5	5.9	3.1	1.1	1.5	0.8
Quintile 4	10.8	15.3	11.0	18.8	21.2	25.6	2.5	4.6	0.8	1.3	0.6	1.2
Quintile 5 (Lowest)	8.9	17.2	8.6	23.9	16.8	25.0	-0.3	7.3	1.8	1.8	2.1	1.2
No Earnings	-26.3	0.0	-6.7	-3.3	-5.3	14.7	5.1	0.7	0.6	-0.3	-2.7	0.8
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	2.0	9.1	0.8	24.2	26.4	26.9	0.6	3.8	-0.7	2.0	0.8	-0.4
Quintile 2	5.9	12.0	6.2	19.8	16.2	19.6	0.0	3.7	-1.4	-0.1	-0.7	0.4
Quintile 3	6.8	17.9	6.3	14.7	16.7	17.0	0.6	4.9	1.9	1.9	1.3	1.6
Quintile 4	5.5	12.2	5.0	8.9	5.9	18.0	0.7	4.4	2.9	0.8	1.3	1.4
Quintile 5 (Lowest)	10.5	-24.3	14.5	8.4	10.6	17.4	1.2	5.0	3.1	1.3	1.2	1.4
UNIVERSE	4.9	12.6	4.6	15.8	15.3	18.3	0.6	4.4	2.0	1.1	0.8	1.1

Source: FactSet Research Systems, April 3, 2007

Exhibit C

■ Sit Investment Associates ■

Changes in Group Leadership
Russell 3000 Index

Economic Sector	Russell 3000 Weighting	Year 2005 Return	Year 2005 Rank	Year 2006 Return	Year 2006 Rank	YTD 2007 Return	YTD 2007 Rank	March 2007 Return	March 2007 Rank
NON-ENERGY MINERALS	**1.4**	**17.7 ***	**4**	**26.8 ***	**2**	**13.7 ***	**1**	**2.2 ***	**5**
PRODUCER MANUFACTURING	8.0	4.5	9	16.6 *	9	2.4 *	9	1.5 *	9
ELECTRONIC TECHNOLOGY	8.8	2.3	13	8.6	15	-0.6	16	0.4	13
CONSUMER DURABLES	1.7	-8.9	18	4.9	17	-2.2	17	-2.8	18
ENERGY MINERALS	7.3	30.8 *	3	24.0 *	4	1.8 *	11	5.7 *	1
PROCESS INDUSTRIES	**2.7**	**-2.3**	**15**	**18.3 ***	**7**	**7.3 ***	**3**	**1.8 ***	**7**
HEALTH TECHNOLOGY	9.4	2.3	12	9.4	13	-0.1	13	-0.1	14
CONSUMER NON-DURABLES	6.7	5.9	8	17.8 *	8	2.2 *	10	2.1 *	6
INDUSTRIAL SERVICES	1.8	38.9 *	1	11.6	11	5.1 *	6	5.4 *	2
COMMERCIAL SERVICES	1.9	4.0	10	14.8	10	-0.4	15	-1.0	17
TECHNOLOGY SERVICES	5.6	2.2	14	10.9	12	0.5	12	1.0 *	10
HEALTH SERVICES	**2.6**	**32.0 ***	**2**	**-0.6**	**18**	**6.6 ***	**5**	**1.7 ***	**8**
CONSUMER SERVICES	5.4	-8.1	17	24.7 *	3	-0.2	14	0.6	11
RETAIL TRADE	5.9	2.5	11	6.5	16	3.6 *	7	0.5	12
TRANSPORTATION	1.7	10.9 *	6	9.2	14	2.8 *	8	-0.8	15
UTILITIES	**4.0**	**15.1 ***	**5**	**21.6 ***	**5**	**9.1 ***	**2**	**4.4 ***	**3**
FINANCE	21.4	6.3 *	7	19.7 *	6	-2.5	18	-0.8	16
COMMUNICATIONS	**3.6**	**-2.3**	**16**	**36.4 ***	**1**	**7.0 ***	**4**	**3.3 ***	**4**
UNIVERSE (RUSSELL 3000)	100.0	6.2		15.7		1.3		1.0	
Groups Outperforming (cap weighted) to Total Groups	-	7/18		9/18		11/18		10/18	

* Group Outperformed

Source: Factset Research Systems

G:\Support\Exhibits\E-03-07

EXHIBIT D

■ SIT INVESTMENT ASSOCIATES ■

THE UNITED STATES RANKED 28TH OUT OF 33 WORLD EQUITY MARKETS YEAR-TO-DATE THROUGH MARCH 31, 2007

PERFORMANCE IN U.S. DOLLARS				
	DJ Global, Indexes, US$	Change from 12/31/2006		3/31/2007 Country
Country	on 3/31/07	points	percent	Rank
Australia	432.85	32.29	8.06%	5
Austria	493.58	28.42	6.11%	13
Belgium	439.39	11.85	2.77%	21
Brazil	1135.67	68.37	6.41%	12
Canada	440.00	14.27	3.35%	17
Chile	421.70	28.02	7.12%	9
Denmark	541.69	35.99	7.12%	10
Finland	1311.00	104.37	8.65%	4
France	377.97	12.24	3.35%	18
Germany	323.04	20.24	6.68%	11
Greece	311.97	16.73	5.67%	14
Hong Kong	387.35	9.38	2.48%	23
Indonesia	126.77	-1.19	-0.93%	31
Ireland	668.40	-3.56	-0.53%	30
Italy	286.46	5.83	2.08%	24
Japan	119.35	3.59	3.10%	20
Malaysia	186.74	27.86	17.54%	1
Mexico	539.13	38.14	7.61%	6
Netherlands	430.52	28.68	7.14%	8
New Zealand	261.10	1.61	0.62%	29
Norway	431.93	29.57	7.35%	7
Philippines	175.11	15.19	9.50%	3
Portugal	280.60	10.23	3.78%	16
Singapore	278.44	29.08	11.66%	2
South Korea	243.64	2.47	1.02%	27
Spain	440.53	18.45	4.37%	15
Sweden	560.77	18.15	3.34%	19
Switzerland	593.15	15.60	2.70%	22
Taiwan	152.86	-3.27	-2.09%	32
Thailand	82.67	1.34	1.65%	26
United Kingdom	283.75	5.44	1.95%	25
United States	346.46	3.21	0.94%	28 ←
Venezuela	55.36	-2.74	-4.72%	33
COMPOSITE INDICES				
Latin America	599.00	38.82	6.93%	
Western Europe	362.27	12.55	3.59%	
Asia/Pacific	151.68	5.52	3.78%	
World (ex U.S.)	252.27	9.22	3.79%	

SOURCE: DOW JONES COMPANY, APRIL 2, 2007

G:\Support\Exhibits\E-03-07

EXHIBIT E

■ SIT INVESTMENT ASSOCIATES ■

YEAR - OVER - YEAR CHANGES IN REAL GDP COMPONENTS[1]

	3rd Qtr. 2003	4th Qtr. 2003	1st Qtr. 2004	2nd Qtr. 2004	3rd Qtr. 2004	4th Qtr. 2004	1st Qtr. 2005	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006
Personal Consumption Expend.	3.2%	3.4%	4.1%	3.9%	3.5%	4.0%	3.5%	3.8%	3.8%	2.9%	3.4%	3.0%	2.7%	3.6%
Non-Residential Fixed Invest.	2.9	4.9	6.1	5.2	5.5	6.9	8.0	7.4	6.3	5.6	7.4	7.2	8.3	6.1
Residential Investment	10.6	11.7	11.4	13.7	9.0	6.1	8.1	8.1	9.1	9.0	6.1	-1.5	-8.1	-12.8
Inventory Change [2]	--	-	++	++	++	++	++	--	--	-	-	++	++	--
Net Exports [3]	-8.8	-2.9	-8.1	-12.7	-16.7	-17.8	-14.2	-2.1	-1.4	-2.4	-1.6	-3.0	-3.5	-8.5
Exports	0.1	5.8	9.1	11.2	9.6	7.0	6.4	7.2	6.8	6.7	9.0	8.2	9.1	9.4
Imports	2.8	4.8	8.8	11.7	11.9	10.6	9.0	5.4	4.9	5.2	6.4	6.4	7.2	3.3
Government Spending	2.7	1.7	2.8	1.8	1.8	1.1	0.8	0.5	1.0	1.2	2.1	2.0	1.6	2.7
TOTAL REAL GDP	3.1%	3.7%	4.3%	4.5%	3.4%	3.4%	3.3%	3.1%	3.4%	3.1%	3.7%	3.5%	3.0%	3.1%
Memo														
Pers. Cons. Exp. Plus Res. Invs.	3.7	4.0	4.6	4.6	3.8	4.1	3.8	4.1	4.2	3.3	3.6	2.7	1.9	2.4
After-tax Corporate Profits	14.1	15.2	29.6	35.3	23.0	21.4	34.7	32.5	32.5	30.8	17.6	19.7	24.3	16.0

E-03/07
pp-106-a.doc

NOTES:

NOTES:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

EXHIBIT F

■ SIT INVESTMENT ASSOCIATES ■

TRENDS IN U.S. NONRESIDENTIAL INVESTMENT
(YEAR - OVER - YEAR CHANGE)

	3Q05 Rev.	4Q05 Rev.	1Q06 Rev.	2Q06 Final	3Q06 Final	4Q06 Final
A. Real (Inflation Adjusted)						
Total Nonresidential Invs.	6.3%	5.6%	7.4%	7.2%	8.3%	6.1%
Structures	-1.6	1.8	2.6	8.0	14.1	11.2
Equipment & Software (E&S)	9.3	7.0	9.2	6.8	6.0	4.0
Information Processing E&S	9.3	8.7	10.9	8.5	9.1	6.8
Computers & Peripherals	13.5	13.0	15.2	12.7	14.7	9.9
Software	6.2	4.4	6.9	5.9	6.3	6.3
B. Nominal						
Total Nonresidential Invs.	9.1%	8.6%	10.5%	10.6%	11.3%	8.9%
Structures	9.8	14.7	15.8	22.4	26.9	20.5
Equipment & Software (E&S)	8.9	6.4	8.6	6.3	5.7	4.5
Information Processing E&S	5.8	5.7	7.9	6.1	7.2	5.2
Computers & Peripherals	1.1	0.0	3.0	0.7	3.9	-0.9
Software	5.5	4.6	7.3	6.8	7.8	7.7

SOURCE: BUREAU OF ECONOMIC ANALYSIS, MARCH 2007

G:\Support\Exhibits\E-03-07

EXHIBIT G

■ SIT INVESTMENT ASSOCIATES ■

CRUDE OIL PRICES ARE FLAT ON A YEAR-OVER-YEAR BASIS DESPITE RECENT INCREASES

NYMEX WTI Crude - Weekly Close ($ / barrel)



$80
$70
$60
$50
$40
$30
$20
1/3/03
7/3/03
1/2/04
7/2/04
12/31/04
7/1/05
12/30/05
6/30/06
12/29/06

Updated through 05-Apr-07

NYMEX WTI Crude - % Change From Year Earlier



100%
80%
60%
40%
20%
0%
-20%
-40%
1/3/03
7/3/03
1/2/04
7/2/04
12/31/04
7/1/05
12/30/05
6/30/06
12/22/06

SOURCE: SIT INVESTMENT ASSOCIATES AND BLOOMBERG

G:\Support\Exhibits\E-03-07

EXHIBIT H

■ SIT INVESTMENT ASSOCIATES ■

HOME EQUITY LENDING SLOWS AS HOUSE PRICES DROP



HOUSE PRICE INDEX (S&P/CASE-SHILLER)
S.A. by ISI
Y/Y % Jan -0.7%
1995
U.S. MTG EQUITY WITHDRAWAL
(Greenspan-Kennedy)
2006:4Q $386
MEW
25
20
15
10
5
0
800
600
400
200
0
-200
92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

SOURCE: INTERNATIONAL STRATEGY & INVESTMENT, MARCH 28, 2007

EXHIBIT I

■ SIT INVESTMENT ASSOCIATES ■

THE INDEX OF LEADING ECONOMIC INDICATORS HAS BEEN AN ACCURATE PREDICTOR OF RECESSIONS



Index of Leading Economic Indicators vs. Real GDP Year-to-Year Percent Change
(Recessions Are Shaded)
15
10
5
0
-5
-10
-15
Y/Y Percent Change in Real GDP
Y/Y Percent Change in Leading Economic Indicators
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005

SOURCE: SIT INVESTMENT ASSOCIATES, APRIL 5, 2007

G:\Support\Exhibits\E-03-07

EXHIBIT J

■ SIT INVESTMENT ASSOCIATES ■

U.S. REAL FEDERAL FUNDS RATE IS WELL BELOW LEVELS ASSOCIATED WITH PRIOR "HARD LANDINGS"

Real Fed Funds and U.S. GDP: Economy OK When Real Fed Funds Below 4% (Now at 2.5%)



10
8
6
4
2
0
-2
-4
-6
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
Dec-71
Dec-73
Dec-75
Dec-77
Dec-79
Dec-81
Dec-83
Dec-85
Dec-87
Dec-89
Dec-91
Dec-93
Dec-95
Dec-97
Dec-99
Dec-01
Dec-03
Dec-05
US GDP (YOY) - LHS
Real fed funds (%) - RHS

Source: Scotia Capital; Bloomberg.

SOURCE: SCOTIA CAPITAL, APRIL 6, 2007

EXHIBIT K

■ SIT INVESTMENT ASSOCIATES ■

DOLLAR EXCHANGE RATE TRENDS VERSUS MAJOR CURRENCIES

	2004			2005			2006			2007		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	84.38	-14.6%	-18.4%	81.05	-4.0%	-12.4%	84.29	4.0%	-3.2%	82.37	-2.3%	1.0%
February	84.95	-13.1	-19.4	81.81	-3.7	-11.2	85.05	4.0	2.2	82.07	-3.5	2.2
March	86.45	-10.9	-12.6	80.86	-6.5	-12.3	85.01	5.1	3.1	81.23	-4.4	-0.9
April	87.44	-9.5	-3.0	82.20	-6.0	-4.8	83.88	2.0	-2.6			
May	88.99	-3.4	1.2	83.33	-6.4	5.8	80.63	-3.2	-13.4			
June	87.55	-3.8	3.1	84.88	-3.1	11.9	81.51	-4.0	-9.7			
July	86.42	-7.0	4.8	85.64	-0.9	11.3	81.94	-4.3	-5.6			
August	86.66	-7.9	4.0	84.12	-2.9	5.6	81.18	-3.5	-9.1			
September	86.17	-6.6	-0.6	83.71	-2.9	7.0	81.59	-2.5	-8.0			
October	84.22	-5.1	-7.4	84.98	0.9	6.8	82.36	-3.1	-3.6			
November	80.99	-8.5	-18.0	86.41	6.7	7.4	81.48	-5.7	2.1			
December	80.10	-7.1	-17.0	85.65	6.9	1.8	80.89	-5.6	-1.5			
Average	85.36	-8.2		83.72	-1.9		82.48	-1.5		81.89	-0.7%	

Country or Region Weights (1/2/07): Euro Area: 33.9% Canada: 31.9% Japan: 18.3% U.K.: 8.7% Switzerland: 2.7% Australia: 2.3% Sweden: 2.1%

Currency Appreciation (Y-T-D through 3/31/07): Euro Area: +1.3% Canada: +1.1% Japan: +1.2% U.K.: +0.5% Switzerland: +0.6% Australia: +2.8% Sweden:-2.1%

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, Canada, Japan, the U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages, while the currency appreciation calculations are based on month-end data.

SOURCE: FEDERAL RESERVE BOARD

G:\Support\Exhibits\E-03-07

EXHIBIT L

■ SIT INVESTMENT ASSOCIATES ■

ECONOMIC ASSUMPTIONS

	2005				2006				2007E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	3.4	3.3	4.2	1.8	5.6	2.6	2.0	2.5	3.2	2.7	2.8	3.0
S&P 500 Reported Profits (Year-over-Year)	11.7	19.9	22.6	24.1	16.2	10.0	23.5	17.0	16.3	13.4	1.5	4.2
Consumer Price Index (Year-over-Year)	3.0	2.9	3.8	3.7	3.6	4.0	3.3	1.9	2.2	1.5	1.8	3.6
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	5.3	5.1	5.0	4.9	4.7	4.7	4.7	4.5	4.5	4.7	4.8	4.9
Prime Rate	5.4	5.9	6.4	7.0	7.4	7.9	8.3	8.3	8.3	8.3	8.2	8.0
13-week Treasury Bills-Disc.	2.5	2.9	3.4	3.9	4.5	4.8	5.0	5.0	5.1	5.0	4.9	4.7
10-year Treasury Bonds-Yield	4.3	4.2	4.2	4.5	4.6	5.1	4.9	4.6	4.7	4.8	4.8	4.8

SOURCE: SIT INVESTMENT ASSOCIATES, INC., APRIL 10, 2007

EXHIBIT M

■ SIT INVESTMENT ASSOCIATES ■

EXPECTED RANGE OF FUTURE FIXED INCOME RETURNS
FROM MARCH 31, 2007

		TIME HORIZON					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	5.62%	0.3%	5.12%	3.6%	5.00%	4.4%
Present YTM 4.57%	Most Likely	4.62	2.2	4.50	4.8	4.00	5.0
	Optimistic	3.62	4.1	3.87	6.0	3.00	5.5
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	5.25	-0.8	5.37	1.0	5.50	3.3
Present 4.54%	Most Likely	4.62	1.9	4.62	4.2	4.50	4.6
	Optimistic	3.75	5.8	3.99	7.1	3.50	6.0
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	5.37	-3.2	5.37	-0.8	6.00	1.6
Present 4.65%	Most Likely	4.75	1.5	4.75	3.9	5.25	3.3
	Optimistic	3.87	8.7	4.00	10.0	4.00	6.3
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.75	-10.4	5.50	-4.6	6.50	-2.1
Present YTM 4.85%	Most Likely	5.00	0.1	5.00	2.6	5.75	0.9
	Optimistic	4.25	12.5	4.12	17.4	4.50	6.6

E-03/07
PP-101.DOC

SOURCE: SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-03-07

Exhibit N

■ Sit Investment Associates ■

2007 Federal Budget Deficit Trends Compared to 2006

	Receipts			Outlays			Surplus/Deficit		
	FY2006	FY2007	Diff	FY2006	FY2007	Diff	FY2006	FY2007	Diff
October	$149.5	$167.7	$18.2	$196.8	$217.0	$20.3	$(47.3)	$(49.3)	$(2.0)
November	138.8	145.9	7.0	221.9	218.9	(3.0)	(83.1)	(73.0)	10.0
December	241.9	260.0	18.1	230.9	218.0	(12.9)	11.0	42.0	31.0
January	230.0	260.6	30.6	209.0	222.4	13.3	21.0	38.2	17.3
February	112.9	120.3	7.4	232.1	240.3	8.2	(119.2)	(120.0)	(0.8)
March	164.6			249.8					
April	315.1			196.2					
May	192.7			235.6					
June	264.4			243.8					
July	159.8			192.9					
August	153.9			218.6					
September	283.3			227.1					
FY To Date (5 Months)	$873.1	$954.4	$81.3	$1090.7	$1116.6	$25.8	$(217.7)	$(162.2)	$55.5

Source: Treasury Bulletin

EXHIBIT O

■ SIT INVESTMENT ASSOCIATES ■

HOMEOWNERS WITH SUBPRIME MORTGAGES MAKE UP LESS THAN NINE PERCENT OF ALL HOMEOWNERS

A Financial Breakdown Of Homeownership

2006 Q4	% of home-owners	% of those with mortgages
No mortgage	35.0	
Fixed-rate mortgage	49.2	75.7
of which sub-prime	*3.8*	*5.8*
Adjustable-rate mortgage	15.8	24.3
of which sub-prime	*5.1*	*7.8*

Source: Mortgage Bankers Association

SOURCE: THE BANK CREDIT ANALYST, APRIL 7, 2007

Exhibit P

■ Sit Investment Associates ■

Losses On Single Family Residential (SFR) Loans Have Been Very Stable Historically

	C&I	CRE	Constr	SFR	Home Equity	Other Cons.	Total
1990	5.81%	na	na	na	na	7.60%	na
1991	1.91%	1.28%	2.99%	0.20%	0.12%	2.44%	1.58%
1992	1.41%	1.50%	3.34%	0.24%	0.18%	2.38%	1.26%
1993	0.79%	0.96%	2.41%	0.19%	0.24%	1.83%	0.85%
1994	0.29%	0.53%	0.88%	0.14%	0.20%	1.54%	0.51%
1995	0.27%	0.32%	0.21%	0.10%	0.19%	1.86%	0.49%
1996	0.29%	0.09%	0.19%	0.08%	0.19%	2.45%	0.58%
1997	0.32%	0.01%	-0.02%	0.08%	0.15%	2.89%	0.64%
1998	0.48%	0.00%	0.01%	0.07%	0.13%	2.86%	0.67%
1999	0.63%	0.03%	0.04%	0.11%	0.15%	2.54%	0.61%
2000	0.83%	0.05%	0.05%	0.10%	0.18%	2.48%	0.64%
2001	1.64%	0.13%	0.13%	0.22%	0.27%	2.96%	0.94%
2002	2.03%	0.15%	0.17%	0.15%	0.19%	3.64%	1.11%
2003	1.44%	0.13%	0.14%	0.19%	0.20%	3.32%	0.89%
2004	0.57%	0.07%	0.05%	0.08%	0.10%	3.11%	0.63%
2005	0.30%	0.05%	0.03%	0.06%	0.10%	3.09%	0.56%
2006	0.32%	0.04%	0.05%	0.09%	0.16%	2.26%	0.41%
Average	**1.14%**	**0.33%**	**0.67%**	**0.13%**	**0.17%**	**2.90%**	**0.77%**
Median	**0.63%**	**0.11%**	**0.14%**	**0.11%**	**0.18%**	**2.54%**	**0.64%**

Source: Bernstein Research, March 7, 2007

EXHIBIT Q

■ SIT INVESTMENT ASSOCIATES ■

EARNINGS GROWTH IS EXPECTED TO DECELERATE IN 2006 AND 2007

ESTIMATES AS OF APRIL 1, 2007

Year-over-Year Percentage Change in S&P 500
Operating Earnings



30%
15%
0%
-15%
-30%
Y-o-Y % Change
1Q '05 2Q '05 3Q '05 4Q '05 1Q '06 2Q '06 3Q '06 4Q '06* 1Q '07* 2Q '07* 3Q '07* 4Q '07*

* Estimated

Rolling Four Quarter Sequential
Percentage Change in S&P 500 Operating Earnings



10%
5%
0%
-5%
-10%
Q-o-Q % Change
1Q '05 2Q '05 3Q '05 4Q '05 1Q '06 2Q '06 3Q '06 4Q '06* 1Q '07* 2Q '07* 3Q '07* 4Q '07*

* Estimated

SOURCE: FIRST CALL AND FACTSET RESEARCH SYSTEMS

EXHIBIT R

■ SIT INVESTMENT ASSOCIATES ■

EQUITY CHARACTERISTICS
MARCH 31, 2007

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2007 Projected Gain	+20.0%	+26.5%	+26.3%	+12.4%	+16.2%	+8.7%	+6.6%
2008 Projected Gain	+17.5%	+23.9%	+21.0%	+10.9%	+6.8%	+4.2%	+4.8%
5-Year Projected Growth	+14.4%	+17.0%	+16.1%	+11.0%	+13.9%	+8.0%	+8.0%
Dividend Yield							
Equities Only	+1.2%	+0.5%	+0.2%	+2.5%	+1.3%	+1.8%	+1.8%
Total Fund	+1.4%	+0.6%	+0.3%	+2.6%	+1.3%	+1.8%	+1.8%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.7%	+17.5%	+16.4%	+13.5%	+15.2%	+9.8%	+9.8%
Wtd Avg Price/Earnings Ratio [2]							
2007 Calendar P/E	19.5x	26.1x	23.9x	15.6x	20.0x	16.0x	15.2x
2008 Calendar P/E	16.5x	20.0x	18.8x	14.0x	18.8x	15.4x	4.5x
Median Price/Earnings Ratio [2]							
2007 Calendar P/E	18.1x	21.0x	20.2x	15.9x	18.6x	N/A	17.2x
2008 Calendar P/E	15.6x	17.7x	17.7x	14.3x	16.7x	N/A	15.7x
Average P/E-to-5-Year Earnings Growth Ratio							
2007 Calendar PEG	1.4x	1.5x	1.5x	1.4x	1.4x	2.0x	1.9x
2008 Calendar PEG	1.1x	1.2x	1.2x	1.3x	1.4x	1.9x	1.8x
Wtd Avg Mkt Cap ($ Billion)	$81.356	$12.644	$3.261	$76.554	$68.692	$94.517	$94.517

Footnotes:
(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis
Median P/E is calculated using bottom up earnings estimates from First Call

SOURCE: FIRST CALL, I/B/E/S, FRANK RUSSELL AND SIT INVESTMENT ASSOCIATES

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